UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Neurogen Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.025 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64124E106
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                                 (CUSIP Number)

                                 Thomas J. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 545-2927
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 10, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 64124E106                                           Page 2 of 7 Pages
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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Four Partners
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

         WC
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
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    NUMBER OF        7     SOLE VOTING POWER

     SHARES                963,000
                   -------------------------------------------------------------

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                   -------------------------------------------------------------
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           963,000
                   -------------------------------------------------------------
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-
--------------------------------------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         963,000
--------------------------------------------------------------------------------

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                                  |_|
--------------------------------------------------------------------------------

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.7%
--------------------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 64124E106                   13D                     Page 3 of 7 Pages


                  This Amendment No. 1 amends the Schedule 13D filed by Four Partners, a New York general partnership ("FP"), with the Securities and Exchange Commission on April 21, 1997 and relates to the acquisition, subsequent to the filing of the Schedule 13D, of an additional 191,100 shares of the Common Stock, $.025 par value per share (the "Common Stock"), of Neurogen Corporation (the "Issuer").

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         All funds used to purchase the securities reported in Item 5 below were provided from the working capital of FP. The aggregate purchase price of such securities was approximately $15,866,890.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         FP holds 963,000 shares, representing 6.7% of the outstanding shares of Common Stock.

         (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity listed in Item 2 above, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity.

CUSIP NO. 64124E106                   13D                     Page 4 of 7 Pages


Name of                         Amount and Nature of     % of Class
Beneficial Owner                Beneficial Ownership     Outstanding (1)
----------------                --------------------     -----------

Four Partners                      963,000               6.7%

Andrew H. Tisch                          0 (2)           0
1991 Trust

Daniel R. Tisch                          0 (2)           0
1991 Trust

James S. Tisch                           0 (2)           0
1991 Trust

Thomas J. Tisch                          0 (2)           0
1991 Trust

Andrew H. Tisch                          0 (2)           0

Daniel R. Tisch                          0 (2)           0

James S. Tisch                           0 (2)           0

Thomas J. Tisch                          0 (2)           0
                                ----------               ----
Total                              963,000               6.7% (2)

         (b) With respect to the persons and entities named in response to paragraph (a) above:

         (i) FP has directly the sole power to vote or direct the vote and dispose or direct the disposition of the 963,000 shares of Common Stock owned by it; and

         (ii) By virtue of their status as managing trustees of the trusts which are the general partners of FP, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct

-------------------

(1) The Issuer's 10-Q for the fiscal quarter ended March 31, 1997 indicated that 14,338,838 shares of Common Stock were issued and outstanding as of May 15, 1997.

(2) Does not include shares owned by FP. None of the Messrs. Tisch beneficially owns any shares of Common Stock, except to the extent that beneficial ownership of shares of Common Stock beneficially owned by FP may be attributed to them.

CUSIP NO. 64124E106                   13D                     Page 5 of 7 Pages


    the disposition of the 963,000 shares of Common Stock owned by FP.

         (c) The following transactions were effected by FP during the sixty days preceding the date hereof. None of the persons or entities named in Item 2 above effected any other transactions in the Common Stock during the 60 days preceding the date hereof.


      Transaction     Date     Security     No.      Price/Share        Market
      -----------     ----     --------     ---      -----------        ------
       Purchase      4/28/97    Common      7,500      $13.92           NASDAQ
       Purchase      4/29/97    Common      4,000      $14.04           NASDAQ
       Purchase      4/29/97    Common      2,000      $14.00           NASDAQ
       Purchase      4/30/97    Common      5,000      $14.62           NASDAQ
       Purchase      4/30/97    Common      3,400      $14.52           NASDAQ
       Purchase       5/1/97    Common        300      $14.85           NASDAQ
       Purchase       5/6/97    Common      3,000      $17.85           NASDAQ
       Purchase       5/6/97    Common     10,000      $17.75           NASDAQ
       Purchase       5/7/97    Common      9,000      $18.09           NASDAQ
       Purchase       5/8/97    Common      2,000      $17.79           NASDAQ
       Purchase       5/9/97    Common      7,000      $17.74           NASDAQ
       Purchase      5/12/97    Common      2,500      $18.00           NASDAQ
       Purchase      5/12/97    Common      3,800      $17.79           NASDAQ
       Purchase      5/13/97    Common     13,000      $18.04           NASDAQ
       Purchase      5/14/97    Common     10,000      $18.79           NASDAQ
       Purchase      5/16/97    Common      1,000      $17.91           NASDAQ
       Purchase      5/19/97    Common      5,000      $17.56           NASDAQ

CUSIP NO. 64124E106                   13D                     Page 6 of 7 Pages


      Transaction     Date     Security     No.      Price/Share        Market
      -----------     ----     --------     ---      -----------        ------
       Purchase      5/20/97    Common      3,000      $16.83           NASDAQ
       Purchase      5/21/97    Common      1,000      $16.91           NASDAQ
       Purchase      5/28/97    Common        500      $17.91           NASDAQ
       Purchase      5/29/97    Common      5,000      $18.75           NASDAQ
       Purchase       6/2/97    Common      4,600      $19.05           NASDAQ
       Purchase       6/3/97    Common      1,000      $19.41           NASDAQ
       Purchase       6/5/97    Common     10,000      $19.28           NASDAQ
       Purchase       6/6/97    Common      9,300      $19.23           NASDAQ
       Purchase       6/9/97    Common      4,800      $19.10           NASDAQ
       Purchase      6/10/97    Common      8,100      $19.26           NASDAQ
       Purchase      6/10/97    Common     10,000      $19.25           NASDAQ
       Purchase      6/11/97    Common     15,600      $19.37           NASDAQ
       Purchase      6/11/97    Common      5,000      $19.37           NASDAQ
       Purchase      6/12/97    Common      2,300      $19.76           NASDAQ
       Purchase      6/13/97    Common      4,000      $19.82           NASDAQ
       Purchase      6/16/97    Common     13,200      $19.88           NASDAQ
       Purchase      6/17/97    Common      3,200      $19.79           NASDAQ
       Purchase      6/18/97    Common      2,000      $18.79           NASDAQ

CUSIP NO. 64124E106                   13D                     Page 7 of 7 Pages



                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


June 19, 1997

                                               FOUR PARTNERS


                                               By       /s/ Thomas J. Tisch
                                                   ----------------------------
                                                          Thomas J. Tisch
                                                     Manager of Four Partners